PEARSON

08001925

PEARSON PLC

RECEIVED

2008 APR 17 P 12:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

80 STRAND
LONDON WC2R 0RL
TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

4 April 2008

BEST AVAILABLE COPY

**Pearson plc**
**Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019**

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

***Press Releases:-***

| | |
|---|---|
| **20 March** | **We tell stories** |
| **20 March** | **Pearson 2007 Annual Report** |
| **20 March** | **2007 Annual Report & Accounts** |
| **1 April** | **Voting Rights and Capital** |
| **1 April** | **Directors' shareholding** |

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Stephen Jones
Deputy Secretary

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

4/21

< Back to search results

RECEIVED
2008 APR 17 P 12:20
OFFICE OF INTER
CORPORATE

**Six Writers. Six Stories. Six Weeks**
**Digital Fiction from Penguin**
www.wetellstories.co.uk



Starting 18 March, Penguin is launching its most ambitious digital writing project to date. In collaboration with fêted alternate reality game designers SixtoStart Penguin has challenged some of its top authors to create new forms of story - designed specially for the internet.

Over six weeks, writers including Booker-shortlisted Mohsin Hamid, popular teen author Kevin Brooks, prize-winning Naomi Alderman, bestselling thriller author Nicci French, young British novelist Toby Litt, popular thriller author Charles Cumming, and debut author Matt Mason, will be pushing the envelope and creating tales that take full advantage of the immediacy, connectivity and interactivity that is now possible. These stories could not have been written 200, 20 or even 2 years ago.

But somewhere on the internet is a seventh story, a mysterious tale involving a vaguely familiar girl called Alice. Readers who follow this story will discover clues that will shape Alice's journey and help her on her way. These clues will appear online and in the real world and will drive readers to the other six stories where they will have the chance to win some wonderful prizes, including The Penguin Complete Classics Library, over £13,000 worth of the greatest books ever written.

Expectation is already high - the gaming community has been awaiting the first project from SixtoStart and the next digital publishing initiative from Penguin whose last project, the wikinovel (http://amillionpenguins.com) generated 05,000 unique visitors in five weeks, arriving at a rate of 10 per second at one point. We Tell Stories will be widely promoted, through traditional and new media channels and will be a significant event in publishing, gaming and new media communities.

We Tell Stories will create new fiction and offer a unique, immersive and innovative experience to readers everywhere.

For more information:

Jeremy Ettinghausen at Penguin Books
Jeremy.ettinghausen@uk.penguingroup.com
+44 (0) 207 0103382

Adrian Hon at SixtoStart
adrian@sixtostart.com

**Pearson 2007 Annual Report**
**20 March 2008**

< Back to search results

Click here to download a PDF of this press release.

Sitemap Legal Accessibility © Pearson 2008

**Pearson plc ( the "Company")**



**Pearson plc has submitted copies of the 2007 Annual Report and AGM notice to the UKLA together with the following documents:-**

- **Proposed new Articles of Association**
- **Proposed new Articles of Association - blacklined**
- **The rules of the Annual Bonus Share Matching Plan**

**This documentation will be available for inspection at the UKLA's Document Viewing Facility situated at:**

**Financial Services Authority**
**25 The North Colonnade**
**Canary Wharf**
**London**
**E14 5HS**
**Tel:020 7676 1000**

**The 2007 Annual Report will also be available on Pearson's website (http://www.pearson.com/investor/ar2007).**

**2007 Annual Report and Accounts**
**20 March 2008**

< Back to search results

Pearson has published its Annual Report and Accounts for 2007

Click here to view the Annual Report online

Click here to request a printed copy.

# Voting Rights and Capital

01 April 2008

< Back to search results

Click here to download a PDF of this press release.



[illegible] may be used by shareholders as the [illegible] which they will determine whether they are re[illegible] a change to their interest in the Company under [illegible] Transparency Rules.

[illegible] announcement is made in conformity with the provisions of the [illegible]

**PEARSON PLC**
**(the "Company")**

**Voting Rights and Capital**

As at close of business on 31 March 2008, the Company had 808,348,926 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (808,348,926) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

# Directors' Shareholding

01 April 2008

Click here to download a PDF of this press release.



| [illegible] | [illegible] | Percentage of Issued Stock % | Price per [illegible] | [illegible] | [illegible] |
|---|---|---|---|---|---|
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

| [illegible] | [illegible] | [illegible] Purchased | Percentage of Issued Stock % | Price per [illegible] | Total Holding Following Notification | Total Percentage Following Notification % |
|---|---|---|---|---|---|---|
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

## Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Monday, 31 March 2008 under the Non-Executive Directors' Share Purchase Plan:-

| Name of Director | No. of Shares Purchased | Percentage of Issued Stock % | Price per Share £ | Total Holding Following Notification | Total Percentage Following Notification % |
|---|---|---|---|---|---|
| David Arculus | 322 | 0.00004% | £6.80 | 10,545 | 0.00130% |
| Lord Burns | 321 | 0.00004% | £6.80 | 8,792 | 0.00109% |
| Patrick Cescau | 321 | 0.00004% | £6.80 | 3,079 | 0.00038% |
| Ken Hydon | 322 | 0.00004% | £6.80 | 7,494 | 0.00093% |

| Name of Director | No. of ADRs Purchased | Percentage of Issued Stock % | Price per ADR $ | Total Holding Following Notification | Total Percentage Following Notification % |
|---|---|---|---|---|---|
| Susan Fuhrman | 425 | 0.00005% | $13.57 | 5,726 | 0.00071% |

END